





U.S. SECUR ~~03013107~~)MMISSION
WASHINGTON, D.C. 20549

Annual Audited Report	Information Required of Brokers and Dealers	Sec File No.
Form X-17A-5	Pursuant to Section 17 of the Securities	
Part III	Exchange Act of 1934 and Rule 17a-5 Thereunder	8 - 31177

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___

MM/DD/YY   M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Pacific Corporate Finance LLC

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Prospect Street
(No. and Street)

La Jolla	California	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Posner   -   858-456-6000

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name -- if individual, state last, first, middle name)

695 Town Center Dr., Suite 1200	Costa Mesa	CA	92626-7188
(Address)	City	State	Zip Code

CHECK ONE:

    x Certified Public Accountant
    __ Public Accountant
    __ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 1 3 2003

THOMSON
FINANCIAL

SEC MAIL RECEIVED
FEB 2 7 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 1 2 2003

OATH OR AFFIRMATION

I, Philip Posner, Managing Director and Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Pacific Corporate Finance LLC (the "Company") as of December 31, 2002 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Chief Financial Officer
Title

Deborah J. Naval
Notary Public

DEBORAH J. GAVETT
Commission # 1339442
Notary Public - California
San Diego County
My Comm. Expires Jan 13, 2006

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Members' Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

PACIFIC CORPORATE FINANCE LLC

(SEC I.D. No. 8-31177)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE AS OF AND
FOR THE YEAR ENDED DECEMBER 31, 2002
AND INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * *

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pacific Corporate Finance LLC

We have audited the following financial statements of Pacific Corporate Finance LLC (the "Company")
as of and for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit includes examining,
on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant estimates made by management, as well
as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of
the Company at December 31, 2002 and the results of its operations and its cash flows for the year then
ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as
a whole. The supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2002 is presented for the
purpose of additional analysis and is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This
schedule is the responsibility of the Company's management. Such schedule has been subjected to the



Deloitte
Touche
Tohmatsu

auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2003

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$562,216
PREPAID EXPENSES	1,098
TOTAL	$563,314

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Payable to affiliate	$340,630
Accrued expenses	6,500
Total liabilities	347,130
MEMBER'S CAPITAL	216,184
TOTAL	$563,314

See notes to financial statements

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Investment advisory fees	$525,000
Interest	1,587
Total revenues	526,587
EXPENSES:	
Operating expenses	333,230
Accounting	6,500
Insurance	1,055
License and fees	543
Other	60
Total expenses	341,388
INCOME BEFORE PROVISION FOR INCOME TAXES	185,199
PROVISION FOR INCOME TAXES	800
NET INCOME	$184,399

See notes to financial statements

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2002

BALANCE, DECEMBER 31, 2001	$ 31,785
Net income	184,399
BALANCE, DECEMBER 31, 2002	$216,184

See notes to financial statements.

PACIFIC CORPORATE FINANCE LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 184,399
Adjustments to reconcile net income to net cash provided by operating activities—increase in accrued expenses	339,730
Net cash provided by operating activities	524,129
NET INCREASE IN CASH AND CASH EQUIVALENTS	524,129
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2001	38,087
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2002	$ 562,216

See notes to financial statements.

PACIFIC CORPORATE FINANCE LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Organization—Pacific Corporate Finance LLC (the "Company"), a wholly owned subsidiary of Pacific Corporate Group Holdings, LLC ("PCGH"), provides consulting and advisory services in the areas of corporate finance, institutional private placements, mergers and acquisitions, and corporate joint ventures. The Company was granted its registration as a securities broker-dealer and investment adviser by the Securities and Exchange Commission in 1984. The Company does not conduct any security transactions for clients.

   Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash Equivalents—Cash equivalents are comprised of highly liquid investments with maturities of three months or less.

   Revenue Recognition—Financial consulting services are provided on a fee basis. Income is recorded at the time the services are completed.

   Income Taxes—The Company is included in the consolidated income tax return filed by the PCGH. The Company is organized as a limited liability company for federal income tax purposes. Pursuant to this tax organization, the Company has no liability for federal income taxes since such taxes, if any, is the responsibility of the sole member. However, the Company will be subject to a $800 state franchise tax for limited liability corporations.

   Fair Value of Financial Instruments—All of the Company's financial instruments are carried at fair value.

2. **NET CAPITAL REQUIREMENTS**

   Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The basic concept of the rule is liquidity, its objective being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2002, the Company had net capital of $216,184, which was $176,395 in excess of the amount of its required net capital of $23,154. The Company's ratio of aggregate indebtedness to net capital was 1.74 to 1.

3. **RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES**

The Company is exempt from provisions of Rule 15c3-3 (per paragraph B.(k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting securities transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

4. **CERTAIN RELATED PARTY TRANSACTIONS**

PCGH shares office facilities, certain expenses and employee costs with the Company, formerly Christopher Bower Associates, Inc., Pacific Corporate Advisors, LLC, Pacific Corporate Capital LLC and Pacific Corporate Group LLC, entities consolidated in ownership under PCGH. Such costs are allocated to the Company based on the Company's revenue relative to the PCGH consolidated revenue. At December 31, 2002, the Company owed $340,630 to PCGH for such costs. All income taxes for the Company are paid for by PCGH.

5. **CONCENTRATION OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

* * * * * *

PACIFIC CORPORATE FINANCE LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

NET CAPITAL—Total member's equity from statement of financial condition	$216,184
DEDUCTIONS AND/OR CHARGES—Non-allowable assets	
HAIRCUTS ON SECURITIES POSITIONS:	
Money market account	(11,234)
Undue concentration	(5,401)
NET CAPITAL	$199,549
TOTAL AGGREGATE INDEBTEDNESS INCLUDED IN THE STATEMENT OF FINANCIAL CONDITION	$347,130
MINIMUM NET CAPITAL REQUIRED (the greater of 6.67% of aggregate indebtedness or $5,000)	$23,154
EXCESS NET CAPITAL	$176,395
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.74
RECONCILIATION WITH THE COMPANY'S COMPUTATION:	
Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2002	$549,414
Audit adjustment relating to allocation of consolidation PCGH expenses	333,230
Net capital per above	$216,184

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

Deloitte
& Touche

February 24, 2003

Pacific Corporate Finance LLC
1200 Prospect Street
La Jolla, California 92037

In planning and performing our audit of the financial statements of Pacific Corporate Finance LLC
(the "Company") for the year ended December 31, 2002 (on which we issued our report dated
February 24, 2003), we considered its internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study
of the practices and procedures (including tests of compliance with such practices and procedures)
followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making
the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices
and procedures followed by the Company in making the quarterly securities examinations, counts,
verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in
complying with the requirements for prompt payment for securities under Section 8 of Regulation T of
the Board of Governors of the Federal Reserve System, because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of controls
and of the practices and procedures and to assess whether those practices and procedures can be expected
to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives.
Two of the objectives of internal control and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that assets for which the Company has responsibility are
safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are
executed in accordance with management's authorization and recorded properly to permit the preparation
of financial statements in conformity with accounting principles generally accepted in the United States of
America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above,
misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of
the internal controls or such practices and procedures to future periods are subject to the risk that they
may become inadequate because of changes in conditions or that the degree of compliance with the
practices or procedures may deteriorate.



Deloitte
Touche
Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness as defined above:

The size of the business and resultant limited number of employees necessarily impose practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2002 financial statements, and this report does not affect our report on such financial statements dated February 24, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition discussed in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and is not intended to be and should not be used by anyone other than these specified parties.